Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

April 24, 2023.

Item 3	News Release

The press release attached as Schedule “A” was released on April 24, 2023, by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

April 24, 2023.

SCHEDULE “A”

Bitfarms Receives Permit To Power Up To 100 MW In Argentina

- Will begin drawing electricity from private power provider at an expected price below $0.03 per KWh -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (April 24, 2023) – Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global vertically integrated Bitcoin mining company, confirmed the receipt of the necessary power permits to expand production up to 100 MW at its Rio Cuarto, Argentina facility. This is expected to initially double the active capacity to 18 MW and increase the Company’s operational hashrate to 5 EH/s. The major milestones follow:

•	During the week of April 17th, racked 2,100 new miners that were delivered earlier in March and April.
•	On April 21st, the private power producer became fully permitted to provide up to 100 MW and enabling Bitfarms to commence purchasing low-cost power under its purchase agreement.
•	On April 23rd, Bitfarms finished testing of the Rio Cuarto substation which is now online and capable of delivering 120 MW.
•	By April 28th, Bitfarms expects to increase active capacity over 100% to 18 MW by:
o	Energizing 2,100 additional miners that are racked and ready,
o	Ending the underclocking of existing miners in line with improved economics.

Geoff Morphy, CEO of Bitfarms, said, “This coming week, at our Rio Cuarto farm, by energizing 2,100 additional miners and ending our underclocking of existing miners, we expect to add 250 PH/s, increasing our total hashrate to 5 EH/s. With the power permit in place, we can now draw power under our contracted agreement currently expected to be below $0.03 per kWh, which is currently the lowest rate in Bitfarms’ portfolio. As such, we expect the cost of BTC mined at this farm to substantially decrease as we actively scale up operations at the first warehouse. With 210 MW of potential low-cost energy capacity, our Argentina operations will increase Bitfarms’ total production and should lower our total production costs while providing future expansion opportunities.”

Ben Gagnon, Bitfarms Chief Mining Officer, added, “In anticipation of the power permit approval, we recently purchased over 6,200 new Bitmain and MicroBT miners to fill out an additional 22 MW in the first warehouse at Rio Cuarto. These new miners will be in transit shortly and are expected to produce an additional 650 PH/s with 31 w/TH efficiency. When installed, these new miners are projected to improve the overall w/TH efficiency at our Argentine farm by 10% to 34 w/TH, which in the coming months should increase the farm’s total hashrate to 1.1 EH/s and Bitfarms’ total hashrate to 5.7 EH/s. As a result, we expect Rio Cuarto will be our largest and lowest operating cost farm upon full deployment. We are working on additional orders to fully utilize the 50 MW of built capacity at this warehouse.”

Jeff Lucas, CFO of Bitfarms, said, “Our financial strategy focuses on prudent and responsible growth with a disciplined approach to evaluating alternatives that deliver competitive returns on investment. We used a combination of cash and vendor credits to purchase new miners at $14.10/Th. At this favorable pricing, this is a highly accretive transaction projected to have a rapid payback period and to improve overall gross margins, profitability, and operating cash flow.”

Bitfarms’ Power Purchase Agreement and Facilities in Rio Quarto, Argentina

Electricity under Bitfarms’ Argentinian power purchase agreement affords low-cost, utility-grade, and highly reliable electricity directly from the private power producer. The Company currently has a fully built 50 MW farm which is now permitted to draw power under this agreement. It also has the opportunity to draw 50 MW of additional power under this agreement should it build its second 50 MW facility, and it retains the option to build out other facilities to the full contracted amount of 210 MW. The Rio Cuarto substation that was commissioned on Sunday is fully constructed, operational and capable of delivering 120 MW without further capital expenditure.

About Bitfarms Ltd.

Founded in 2017, Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering and services, design-build-construct infrastructure capabilities, and multiple onsite technical repair centers. The Company’s proprietary data analytics software system delivers best-in-class operational control, performance and uptime.

Bitfarms has 10 mining facilities which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

•	BTC BTC/day = Bitcoin or Bitcoin per day
•	EH or EH/s = Exahash or exahash per second
•	MW or MWh = Megawatts or megawatt hour
•	PH or PH/s = Petahash or petahash per second
•	TH or TH/s = Terahash or terahash per second
•	w/TH = Watts per Terahash
•	KWh = Kilowatt per hour

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding achievement of certain operational and production milestones at its facilities in Argentina and the financial and other benefits to the Company of its investments in those facilities, equipment installation and optimization, the availability of electrical power at reasonable rates, equipment installation and optimization, the potential for future growth, and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “should”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations and approvals; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market equity offering program (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Lisa Helfer

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

Argentina Media: Agora Public Affairs

Wendy Pasten

+54 011 6110 6114

wendy.pasten@agorapublicaffairs.com